UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

DIRTT Environmental Solutions Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

25490H106

(CUSIP Number)

Aron R. English

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,894,165
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,894,165
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,894,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,109,034
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,109,034
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,109,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Ryan W. Broderick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,675
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,675
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Cory J. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,890
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,890
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Douglas A. Edwards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Scott L. Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Scott C. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Kenneth D. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Mary Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 25490H106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW;
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;
(vi)	Ryan W. Broderick;
(vii)	Bryson O. Hirai-Hadley;
(viii)	Alexander B. Jones;
(ix)	Cory J. Mitchell;
(x)	Douglas A. Edwards;
(xi)	Mary Garden;
(xii)	Scott L. Robinson;
(xiii)	Scott C. Ryan; and
(xiv)	Kenneth D. Sanders.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Messrs. English, Broderick, Hirai-Hadley, Jones and Mitchell is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107. The principal business address of Mr. Edwards is 500 West Main Street, Louisville, Kentucky 40202. The principal business address of Ms. Garden is 480 Brookhaven Rd, Victoria, British Columbia, Canada V9E 2A5. The principal business address of Mr. Robinson is 113 Nassau Street, #21D, New York, New York 10038. The principal business address of Mr. Ryan is 4745 N. 7th Street, Suite 310, Phoenix, Arizona 85014. The principal business address of Mr. Sanders is 338 Spear Street, #31-C, San Francisco, California 94105.

16

CUSIP No. 25490H106

(c)       The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Messrs. Broderick, Hirai-Hadley, Jones and Mitchell are Research Analysts at 22NW. The principal occupation of Mr. Edwards is serving as Senior Vice President of Humana Inc. The principal occupation of Ms. Garden is serving as Principal of Mary Garden & Associates. The principal occupation of Mr. Robinson is serving as Managing Director at Oberon Securities LLC. The principal occupation of Mr. Ryan is serving as an Attorney at FR Law Group PLLC. The principal occupation of Mr. Sanders is serving as Managing Principal of DesignIntelligence.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. English, Broderick, Hirai-Hadley, Jones, Mitchell, Edwards, Robinson, Ryan and Sanders are citizens of the United States of America. Ms. Garden is a citizen of Canada.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 11, 2022, 22NW Fund Group delivered a letter to the Issuer separately from the Requisition, nominating Mary Garden, as well as the Nominees proposed under the Requisition (collectively, the “Updated Nominees”) for election to the Board of Directors of the Issuer at the Issuer’s annual and special meeting of shareholders scheduled for April 26, 2022 (the “Meeting”) pursuant to the Issuer’s Amended and Restated By-Law No. 1. The 22NW Fund Group believes the Updated Nominees’ collective backgrounds are well suited to help the Issuer tackle the challenges and secure opportunities ahead.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 85,351,261 Shares outstanding as of February 23, 2022, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2022.

As of the date hereof, 22NW Fund directly beneficially owned 15,894,165 Shares, constituting approximately 18.6% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 214,869 Shares, constituting less than 1% of the Shares outstanding.

17

CUSIP No. 25490H106

As of the date hereof, Mr. Broderick directly beneficially owned 5,675 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 1,250 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 1,200 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Mitchell directly beneficially owned 6,890 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, constituting approximately 18.6% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 15,894,165 Shares owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 16,109,034 Shares, constituting approximately 18.9% of the Shares outstanding.

As of the date hereof, Messrs. Edwards, Robinson, Ryan and Sanders and Ms. Garden did not beneficially own any Shares.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 16,124,049 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)       The Reporting Persons have not engaged in any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 11, 2022, Ms. Garden entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Group Agreement, dated November 16, 2021, pursuant to which Ms. Garden agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Ms. Garden has granted Mr. English a power of attorney (the “POA”) to execute certain SEC filings and other documents in connection with any solicitation of proxies from the Issuer’s shareholders to elect directors or remove and replace members of the Board. The POA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

18

CUSIP No. 25490H106

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Joinder Agreement, dated March 11, 2022.
99.2	Power of Attorney.

19

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English

ARON R. ENGLISH

Individually and as attorney-in-fact for Ryan W. Broderick, Bryson O. Hirai-Hadley, Alexander B. Jones, Cory J. Mitchell, Douglas A. Edwards, Mary Garden, Scott L. Robinson, Scott C. Ryan and Kenneth D. Sanders

20